File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 24th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: May 24th., 2002

PAYMENT OF DIVIDENDS

Garza Garcia, Nuevo Leon, Mexico, May 24th, 2002.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that In accordance with the agreement reached at the Ordinary Shareholders Meeting held on March 14, 2002, the payment of the Dividend in an amount of $0.25 (Twenty Five Cents) per share will be issued in cash on June 10th, 2002 in exchange of the coupon number 61 attached to each of the ordinary, nominal, fully paid and without par value VITRO Series "A" shares. This dividend will be paid from the "Net Profit Account" (Cuenta de Utilidad Fiscal Neta) therefore no withholding tax will be applied according with the Mexican Tax Law.

The payment of the dividend will take place at the offices of the Vitro Corporativo, S.A. de C.V.´s building located on Av. Ricardo Margain Zozaya No. 440, Col. Valle del Campestre, San Pedro Garza García, N.L., from 9:30 a.m. to 12:30 p.m., from Monday to Friday, and with regards to the shares deposited in S.D. Indeval, S.A. de C.V., such payment will be made through that Institute.

With respect to the ADS's listed in the New York Stock Exchange, the cash dividend will be paid to holders recorded as of June 7, 2002. Such payment will be made promptly thereafter by Citibank, N.A. as depositary of the ADS's.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vitro.com

For further information, please contact:

(Media) Albert Chico Smith Vitro S.A. de C.V. 011 (52) 8863-1335 achico@vitro.com	(Financial Community) Beatriz Martinez Vitro S.A. de C.V. 011 (52) 8863-1258 bemartinez@vitro.com	(U.S. Contacts) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com